FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month September, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation regarding execution of Agreement for Sale for acquisition of Tata Power Broadband Limited.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By :	/s/ Rajiv Dhar
Name :	Rajiv Dhar
Title :	Chief Financial Officer

Date: September 6, 2005

EXHIBIT 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11636

5 September 2005

Dear Sir,

Sub: Agreement for sale entered with Tata Power Corporation Limited for acquisition of Tata Power Broadband Limited.

Pursuant to clause 36 of the listing agreement, please be informed that with the due approval of the Board in place, VSNL and Tata Power Company Ltd. (TPC) have now completed execution of duly negotiated agreement for sale, with VSNL intending to acquire entire stake held by TPC in Tata Power Broad band Limited (TPBB), a 100% subsidiary of TPC, at a consideration of Rs.239 crore. TPBB is engaged in business of providing services under its IP-I, IP-II and the ISP licenses issued by Department of Telecommunications and has fiber optic network in Mumbai and Pune. This agreement for sale is subject to the parties arriving at a binding share purchase agreement for purchase of 100% stake of TPC in TPBB, thus making TPBB a wholly owned subsidiary of VSNL. VSNL intends to consider and initiate thereafter, a detailed approval process of merger under applicable provisions of the Companies Act, 1956.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements, Fax 1934.

VIDESH SANCHAR NIGAM LIMITED

Lokmanya Videsh Sanchar Bhavan, Kashinath Dhuru Marg, Prabhadevi, Mumbai – 400028, India. Board : +91-22-56578765

Regd. Office : Videsh Sanchar Bhavan, M.G Road, Mumbai – 400 001

Direct : +91-22-56591965 Fax: 91-22-56591962 email: Rishabh.aditya@vsnl.co.in